Exhibit 4.19

EMPLOYMENT AGREEMENT

AGREEMENT ENTERED INTO AS OF JULY 1, 2004 (hereinafter referred to as the “Agreement”),

BY AND BETWEEN:	HENRY BIRKS & SONS INC., a corporation duly incorporated having its head office at 1240 Phillips
Square, Montreal, Canada herein acting and represented by its President and Chief Executive Officer,
Thomas A. Andruskevich, duly authorized for the purposes hereof as he hereby declares (hereinafter referred to as the “EMPLOYER”),

AND	RANDOLPH DIRTH domiciled at 37 Rosewell Road, Bedford, NH 03110 (hereinafter referred to as the “EMPLOYEE”),

WHEREAS the EMPLOYER is engaged in the business of operating a chain of retail stores specializing in jewelry, timepieces, china, crystal and giftware;

WHEREAS the EMPLOYEE declares possessing certain expertise in the fields of Merchandising and high end gift,

WHEREAS the EMPLOYEE declares not being prevented from working as such in Canada;

WHEREAS the EMPLOYER wishes to hire the EMPLOYEE as its Group Vice President Merchandising and the EMPLOYEE wishes to accept such position, the whole upon the terms and conditions hereinafter set forth;

NOW, THEREFORE, IN CONSIDERATION OF THE MUTUAL PREMISES AND AGREEMENTS HEREIN SET FORTH, THE PARTIES HERETO ACKNOWLEDGE AND AGREE AS FOLLOWS:

1. PRELIMINARY

The preamble hereto shall form an integral part hereof as if recited herein at length.

2. NATURE OF SERVICES

2.1 The EMPLOYER hereby engages and hires the EMPLOYEE to be its Group Vice President Merchandising and the EMPLOYEE hereby accepts and agrees to such engagement and employment.

2.2 The function of the EMPLOYEE while under employment with the EMPLOYER will consist without limitation to the following:

•	Develop, and manage the Category Management and Demand Management in collaboration with others and perform all duties that may be assigned to him in the course of the employment, to meet reasonable goals and objectives determined from time to time by the President and Chief Executive Officer;

•	Use his best efforts to execute and implement, adequately control, follow up on the implementation of and achieve the strategies and goals contained in the EMPLOYER’ Strategic Plan and annual Profit Plan;

•	Manage, develop and train the EMPLOYER’s employees under its authority in a manner to best serve Mayors’ interests;

•	Maximize the EMPLOYER’s business opportunities and collaborate with other Senior Management Members to properly manage inventory level.

•	Undertake to perform or prepare studies and/or reports in a timely manner as required on occasion by the President and Chief Executive Officer;

•	Participate in the preparation and periodical revisions of the EMPLOYER’s Profit Plan and Strategic Plan;

•	Act as a Senior Management Team Member;

2.3 It is hereby agreed that the EMPLOYEE shall provide his services to the EMPLOYER primarily in Montreal on a full time and exclusive basis while working for the EMPLOYER.

3. TERM

3.1 This Agreement and the employment of the EMPLOYEE shall begin on July 1st, 2004 (Starting Date) and shall continue for an indefinite period (the “Term”) unless terminated as provided for in this Agreement.

4. SALARY

In consideration of the services to be rendered pursuant to this Agreement the EMPLOYER shall pay to the EMPLOYEE the gross amount of US$100,000 per year (yearly Base Salary) of this Agreement. The amount described herein shall be paid in accordance with the EMPLOYER’s payroll practices.

5. BONUS

5.1 In addition to the Base Salary and subject to the EMPLOYEE being an employee of the EMPLOYER at the end of any given fiscal year, EMPLOYEE might be entitled to a bonus based on the following conditions and criteria:

Maximum Bonus Amount per year: Up to a maximum of US$175,000 per fiscal year, subject to the EMPLOYEE meeting all bonus criteria (such as aged inventory and inventory turn goals) as set in the annual Bonus letter. For greater clarity it is understood that this Bonus mechanism exclude and replace the bonus applicable to other members of Senior Management.

Mechanism: The EMPLOYEE will earn 10% of US$175,000 as a year end bonus for each gross margin dollar increase that represents a 1% increase over the EMPLOYER’s total gross margin dollar profit plan, the whole as further described in the annual bonus letter up to the annual maximum payout.

Reference: The reference document shall be the audited financial statements, as approved by the EMPLOYER’s Board of Directors;

Timing: the bonus, if any, shall be payable within 15 days from the date the financial statements are approved by the Board of Directors. EMPLOYEE will have to be an active EMPLOYEE of the EMPLOYER on March 31st, of any given year, to be eligible for a bonus payment prorated for any portion of the year.

6. VACATION

6.1 The EMPLOYEE shall be entitled to 3 weeks paid vacation for the calendar year ending December 31, 2004, and for the subsequent year 4 weeks per calendar year, prorated for any portion of a year. Vacation days shall be earned in each fiscal year for use in that same year on the basis of days worked in that fiscal year. Unless otherwise approved by the President & Chief Executive Officer, the EMPLOYEE shall not be entitled to carry forward any unused vacation.

6.2 Statutory Holidays: You will not benefit from Canadian statutory holidays as EMPLOYEE and EMPLOYER both agree that the EMPLOYEE will benefit from all U.S. statutory holidays considering the residency of EMPLOYEE’s family members.

7. BENEFITS

The EMPLOYEE shall be covered under MAYORS JEWELLERS group insurance and will not be covered by the EMPLOYER.

8. EXPENSES

8.1 The EMPLOYEE shall be reimbursed for reasonable business expenses exclusively incurred by him in the fulfillment of his duties hereunder, the whole upon the presentation of appropriate receipts or vouchers and according to the prevailing EMPLOYER Travel Policy as it may be modified from time to time by the EMPLOYER.

8.2 The EMPLOYEE shall also be reimbursed of the following expenses:

•	Temporary living reimbursement: The EMPLOYEE shall be entitled to reimbursement or direct payment from the EMPLOYER of his temporary lodging expenses while traveling for business purpose to Montreal (excluding meals). Whenever possible, the hotel will be arranged and paid directly by the EMPLOYER.

•	Reimbursement of work permit cost: The EMPLOYEE shall be reimbursed for the costs related to the issuance of a Canadian work permit, if any.

•	Commuting expenses: The EMPLOYEE shall be reimbursed for its mileage while commuting from his home to his Montreal Office. From August 1st, 2004 the EMPLOYER will grant the EMPLOYEE the use of a Company car including payment of maintenance, repair, insurance and gasoline the whole for a maximum of CDN$1,500 per month.

It is understood that to the extent these provisions generate a taxable benefit for income tax purposes, these taxes will be the sole responsibility of the EMPLOYEE.

9. STOCK OPTION

•	Subject to the EMPLOYER’s Board of Directors’ approval and the provisions of the Stock Option Plan (copy of which is attached) and the Shareholder agreement, if applicable as may be amended, from time to time, by the Board of Directors, the EMPLOYEE will receive an initial allocation of stock options allowing the EMPLOYEE to purchase 10,000 shares of the EMPLOYER with an exercise price of $7.73 vesting as follows: the options shall remain open for exercise until April 14, 2014; these options will vest over a four-year period in four consecutive equal numbers on April 14th, 2005, April 14th, 2006, April 14th, 2007 April 14th, 2008.

10. TERMINATION

10.1 The EMPLOYER shall be entitled to terminate this Agreement and the EMPLOYEE’s employment for just cause at any time and such, without any notice or any form of compensation (except otherwise stated by laws) of any nature whatsoever. Just cause shall include, but not be limited to: the commission of any fraudulent act; the commission of any serious statutory infraction which may have an adverse effect on the EMPLOYER or which is incompatible with the performance of the EMPLOYEE’s duties; the breach of his fiduciary duty; the acceptance, directly or indirectly, of any benefit tantamount to a “kick-back”; a material breach or a repeated non material breach of any EMPLOYER policy and procedure or any other circumstances that would be a just cause for termination of the EMPLOYEE’s employment with Mayors’s Jewellers Inc or within the meaning of the law, the whole without notice or pay in lieu of notice or any indemnity whatsoever.

10.2 Should the employment be terminated by the EMPLOYER for any reason whatsoever (other than for cause) or should the EMPLOYEE resign or voluntarily leave his employment either party shall provide the other a prior written notice of 90 days, or any shorter notice as may be mutually agreed upon between the parties. If the EMPLOYER terminates the EMPLOYEE for any reasons other than just cause, and requires that the EMPLOYEE leave his employment before 90 days have elapsed, the EMPLOYER agrees to pay the EMPLOYEE upon the departure date in one cash lump sum equal to a total of 90 days Base Salary only less any Base Salary received subsequent to the date which written notice is received.

10.3 Termination for any reason whatsoever or resignation of this Agreement shall automatically be deemed to terminate the Agreement with Mayor’s Jewelers Inc..

11. CONFIDENTIAL INFORMATION

For the purposes of this Agreement, the term “Confidential Information” shall mean, but shall not be limited to, any technical or non-technical data, budgets, business plans, strategies, pricing policies, financial records, clients lists and any information regarding the EMPLOYER’s marketing, sales or dealer network, which is not generally known to the public through legitimate origins. None of Henry Birks & Sons Inc.’s Confidential Information shall be used to the benefit of Mayor’s Jewelers Inc..

Unless otherwise required by law or expressly authorized in writing by the EMPLOYER, the EMPLOYEE shall not, at any time during or after his employment by the EMPLOYER, directly or indirectly, in any capacity whatsoever, except in connection with services to be performed hereunder, divulge, disclose or communicate to any person, moral or physical, entity, firm or any other third party, or utilize for his personal benefit or for the benefit of any other party, any Confidential Information.

12. MISCELLANEOUS

12.1 Assignment. The rights and obligations of the EMPLOYEE under this Agreement shall not be assignable by the EMPLOYEE.

12.2 Governing Law. This Agreement shall be construed in accordance with and governed for all purposes by the laws of the Province of Quebec and Canada, if applicable.

12.3 Notices. Any notice, request, or instruction to be given hereunder shall be in writing and shall be deemed given on the same day when personally delivered or three days after being sent by United States certified mail, postage prepaid, with return receipt, to the parties at their respective addresses set forth below:

(a)	To the EMPLOYER: Henry Birks & Sons Inc., 1240 Phillips Square Montreal Attention: President and Chief Executive Officer

(b)	To the EMPLOYEE: Mr. Randolph Dirth, 37 Rosewell Road, Bedford, NH 03110

12.4 Severability. If any paragraph, subparagraph or provision hereof is found for any reason whatsoever to be invalid or inoperative, that paragraph, subparagraph or provision shall be deemed severable and shall not affect the force and validity of any other provision of this Agreement. If any covenant herein is determined by a court to be overly broad thereby making the covenant unenforceable, the parties agree and it is their desire that such court shall substitute a reasonable judicially enforceable limitation in place of the offensive part of the covenant and that as so modified the covenant shall be as fully enforceable as if set forth herein by the parties themselves in the modified form. The covenants of EMPLOYEE in this Agreement shall each be construed as an agreement independent of any other provision in this Agreement, and the existence of any claim or cause of action of EMPLOYEE against the EMPLOYER, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the EMPLOYER of the covenants in this Agreement.

12.5 Entire Agreement, Amendment and Waiver. This Agreement constitutes the entire agreement and supersedes all prior agreements of the parties hereto relating to the subject matter hereof, and there are no oral terms or representations made by either party other than those herein. This Agreement may not be amended, supplemented or waived except by a writing signed by the party against which such amendment or waiver is to be enforced. The waiver by any party of a breach of any provision of this Agreement shall not operate to, or be construed as a waiver of, any other breach of that provision nor as a waiver of any breach of another provision.

12.6 Survival of Rights and Obligations. All rights and obligations of the EMPLOYEE or the EMPLOYER arising during the term of this Agreement shall continue to have full force and effect after the date that this Agreement terminates or expires.

12.7 Counterparts. This Agreement may be executed in two counterparts, each of which is an original but which shall together constitute one and the same instrument.

12.8 Written Resignation. In the event this Agreement is terminated for any reason (except by death), the EMPLOYEE agrees that if at the time EMPLOYEE is a director or officer of the EMPLOYER or any of its direct or indirect subsidiaries, EMPLOYEE will immediately deliver a written resignation as such director or officer, such resignation to become effective immediately.

12.9 Return of Documents and Property. Upon the termination of the EMPLOYEE’s employment with the EMPLOYER, or at any time upon the request of the EMPLOYER, the EMPLOYEE (or EMPLOYEE’s heirs or personal representatives) shall deliver to the EMPLOYER (a) all documents and materials (including, without limitation, computer files) containing confidential information relating to the business and affairs of the EMPLOYER and its direct and indirect subsidiaries, and (b) all documents, materials and other property (including, without limitation, computer files) belonging to the EMPLOYER or its direct or indirect subsidiaries, which in either case are in the possession or under the control of the EMPLOYEE (or EMPLOYEE’s heirs or personal representatives).

12.10 EMPLOYEE’s Representations. The EMPLOYEE represents and warrants to the EMPLOYER that (i) he is able to perform fully his duties and responsibilities contemplated by this Agreement and (ii) there are no restrictions, covenants, agreements or limitations of any kind on his right or ability to enter into and fully perform the terms of this Agreement.

12.11 In the performance of the EMPLOYEE’s functions and duties, the EMPLOYEE agrees to dedicate the necessary time, attention and effort required and to always behave in a manner that is in the best interests of the EMPLOYER. Forming part of this Agreement, the EMPLOYEE has received the “Standards of Business Conduct” dated December 2003 to which he agrees to adhere. The EMPLOYEE undertakes to respect and do its best to ensure that all employees under his authority will adhere to the EMPLOYER’s Policy and Procedure.

The EMPLOYEE undertakes to act honestly and in good faith in particular, he shall refrain from placing himself in a position of conflict of interest with the EMPLOYER.

Execution

Upon execution below by both parties, this Agreement will enter into full force and effect as of July 1, 2004.

HENRY BIRKS & SONS INC.

Per: /s/ Thomas A. Andruskevich

Thomas A. Andruskevich, President and Chief EMPLOYEE Officer

Signed at Montreal, this 7th day of July 2004

Acknowledged and accepted

RANDOLPH DIRTH

Signature: /s/ Randolph Dirth

Signed at Montreal, this 8th day of July, 2004